news release

February 7, 2014

Early Warning Report

Vancouver, Canada:  Radius Gold Inc. (TSX-V: RDU) announces that as a result of its participation in a private placement in Medgold Resources Corp. (“Medgold”), it has acquired for a purchase price of $500,000 direct ownership of 5,000,000 units (the “Units”) at a price of $0.10 per Unit.  Each Unit consists of one common share of Medgold and one warrant to purchase an additional common share of Medgold exercisable at a price of $0.15 per share for two years.  As a result of this transaction, and assuming the exercise of the warrants in full, Radius Gold would own 10.0 million common shares, which would represent 25.1% of the then issued and outstanding common shares of Medgold.  However, the warrants have a restriction on exercise such that Radius may only exercise at any given time the number of Warrants that will not result in Radius owning 20% or more of Medgold’s outstanding common shares

The shares were acquired by Radius for investment purposes, and it may from time to time, directly or indirectly, acquire additional securities of Medgold.  Radius has filed on www.sedar.com a report in accordance with NI 62-103, and a copy of the report may be obtained by contacting Radius at the address noted below.

About Radius

Radius has been exploring for gold in Latin America for over a decade.  The Company has a strong treasury as a result of exploration asset sales and is looking for joint venture or project acquisition opportunities across the globe.  Please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com) for more information.

ON BEHALF OF THE BOARD

“Simon Ridgway”

President and CEO

Symbols: TSXV-RDU; OTCBB-RDUFF

Contact:  Simon Ridgway

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

Tel: 604-801-5432;  Toll free 1-888-627-9378;  Fax: 604-662-8829

Email: info@goldgroup.com

Website: www.radiusgold.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement
Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Radius Gold Inc.  Actual results may differ materially from those currently anticipated in such statement.